UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

FIFTH SEASON INTERNATIONAL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE
(Title of Class of Securities)

31679Q107
(CUSIP Number)

Weiguo Jiang
c/o C-22, Shimao Plaza, 9 Fuhong Lu,
Futian District, Shenzhen 518033
People’s Republic of China
(86) 755 8367 9378
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2011
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [  ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

WEIGUO JIANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CHINA
NUMBER OF	7.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	19,980,000 (1)
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	19,980,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,980,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%(2)

14.	TYPE OF REPORTING PERSON

IN

_____________________
(1) Represents shares of common stock held by Hangzhou Hengji Energy Company Ltd. (“Hengji”), an entity jointly owned and controlled by the Reporting Person and Huiying Sun. Hengji originally acquired the shares from Power Guide Investments Limited on November 2, 2011.
(2) Based on 399,999,847 issued and outstanding shares of the Issuer as of the acquisition date.

Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS

HUIYING SUN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CHINA
NUMBER OF	7.	SOLE VOTING POWER	0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	19,980,000 (1)
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	0
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	19,980,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,980,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%(2)

14.	TYPE OF REPORTING PERSON

IN

____________________
(1) Represents shares of common stock held by Hengji, an entity jointly owned and controlled by Weiguo Jiang and the Reporting Person. Hengji originally acquired the shares from Power Guide Investments Limited on November 2, 2011.
(2) Based on 399,999,847 issued and outstanding shares of the Issuer as of the acquisition date.

Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS

HANGZHOU HENGJI ENERGY COMPANY LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER	0

		8.	SHARED VOTING POWER	19,980,000 (1)

		9.	SOLE DISPOSITIVE POWER	0

		10.	SHARED DISPOSITIVE POWER	19,980,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,980,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%(2)

14.	TYPE OF REPORTING PERSON

CO

_____________
(1) Represents shares of common stock held by the Reporting Person, an entity jointly owned and controlled by Weiguo Jiang and Huiying Sun. The Reporting Person originally acquired the shares from Power Guide Investments Limited on November 2, 2011.
(2) Based on 399,999,847 issued and outstanding shares of the Issuer as of the acquisition date.

Page 4 of 7 Pages

Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.00001 per share (the “Common Stock”) of Fifth Season International, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at C-22, Shimao Plaza, 9 Fuhong Lu, Futian District, Shenzhen 518033, the People’s Republic of China.

The Reporting Persons named in Item 2 below are hereby jointly filing this Statement because due to certain relationships among the reporting persons, such reporting persons may be deemed to beneficially own the same securities directly acquired from the Company by one of the reporting persons. The reporting persons have executed a written agreement relating to the joint filing of this Schedule 13D (the "Joint Filing Agreement"), a copy of which is annexed hereto as Exhibit I.

Item 2. Identity and Background.

(a)          This statement is filed by the persons set forth below, each shall hereinafter be referred to as (the “Reporting Persons”):

(i)

Weiguo Jiang, a natural person, doing business at C-22, Shimao Plaza, 9 Fuhong Lu, Futian District, Shenzhen 518033, the People’s Republic of China, and whose principal occupation is as President of Hangzhou Hengji Energy Co., Ltd.

(ii)

Huiying Sun, a natural person, doing business at C-22, Shimao Plaza, 9 Fuhong Lu, Futian District, Shenzhen 518033, the People’s Republic of China, and whose principal occupation is as General Manager of Hangzhou Hengji Energy Co., Ltd.

(iii)	Hangzhou Hengji Energy Co., Ltd. (“Hengji”), an energy company formed in China, located at C-22, Shimao Plaza, 9 Fuhong Lu, Futian District, Shenzhen 518033, the People’s Republic of China.

(b)          The business address of the Reporting Persons is disclosed at Item 2(a) above.

(c)          The principal occupation of the Reporting Persons is disclosed at Item 2(a) above.

(d)-(e)    During the last five years, the Reporting Persons have not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          The Reporting Persons are all citizens of China.

Item 3. Source and Amount of Funds or Other Consideration.

On November 2, 2011, Hengji acquired 19,980,000 shares of the Issuer’s Common Stock from Power Guide Investment Limited with its working capital. Weiguo Jiang and Huiying Sun jointly own and control Hengji and may be deemed to beneficially own the same securities directly held by Hengji.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of the Issuer’s Common Stock pursuant to the transactions described in Item 3 above.

Page 5 of 7 Pages

Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)          For purposes of Rule 13d-3 promulgated under the Act, each of the Reporting Person beneficially owns and controls 19,980,000 shares of the Issuer’s Common Stock, representing 5.0% of the outstanding shares of the Issuer’s Common Stock (based on 399,999,847 shares of Common Stock outstanding as of November 18, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 21, 2011).

(b)          None of the Reporting Persons has sole voting and dispositive power over the shares of the Issuer’s Common Stock that are directly and beneficially owned by them. Each of the Reporting Persons has shared voting and dispositive power over the 19,980,000 shares of the Issuer’s Common Stock that are directly owned by Hengji, an entity jointly owned and controlled by the Reporting Persons. The Reporting Persons do not own any other securities of the Issuer.

(c)          Other than the transactions described in Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)          Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)          The Reporting Persons are the beneficial owners of five percent of the outstanding shares of the Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated February 8, 2012, by and among Weiguo Jiang, Suiying Sun and Hangzhou Hengji Energy Co., Ltd.

Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2012

/s/ Weiguo Jiang
Weiguo Jiang

/s/ Huiying Sun
Huiying Sun

HANGZHOU HENGJI ENERGY CO., LTD.

By: /s/ Weiguo Jiang
Name: Weiguo Jiang
Title: President

Page 7 of 7 Pages